RELEASE

 RATING ON PT INDOSAT TBK FOR PERIOD OF 2010

This notice serves to inform that PT Indosat Tbk’s rating has been  updated by the international rating agency, Moody’s Investors Service for the corporate family ratings and senior unsecured ratings, with the following results:

Ba 1; Negative Outlook

This release is to comply with the BAPEPAM ruling No. X.K.1.

Jakarta, March 12, 2010

Board of Directors

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. We cannot assure you that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by the relevant rating agency if in its judgment circumstances in the future so warrant. We have no obligation to inform investors of any such revision, downgrade or withdrawal. A suspension, reduction or withdrawal at any time of the rating assigned to our outstanding indebtedness may adversely affect the market price of such securities.